Schroder Series Trust Co-Regs

ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

December 18, 2014	Lindsey Coffey
T +1 212 596 9821
F +1 646 728 2573
lindsey.coffey@ropesgray.com

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Series Trust (“SST”) — Post Effective Amendment No. 81 (the “SST Amendment”) to the Registration Statement on Form N-1A (File Nos. 33-65632 and 811-7840); Schroder Global Series Trust (“SGST”) — Post Effective Amendment No. 37 (the “SGST Amendment”) to the Registration Statement on Form N-1A (File Nos. 33- 105659 and 811- 21364); Schroder Capital Funds (Delaware) (“SCFD”) — Post Effective Amendment No. 102 (the “SCFD Amendment”) to the Registration Statement on Form N-1A (File Nos. 2-34215 and 811-01911)

Dear Ms. Skeens:

This letter sets forth the responses of SST, SGST and SCFD (each a “Trust” and collectively, the “Trusts”) to comments you provided to me telephonically on November 18, 2014 regarding the SST Amendment, SGST Amendment and SCFD Amendment (collectively, the “Amendment”).  The Amendment relates to each series of each Trust (each a “Fund” and collectively, the “Funds”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.  Each Trust intends to file on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.

General

1.              Please make the requested “Tandy” letter statements in your response to us, which should be filed as correspondence via Edgar.

On behalf of each Trust, we acknowledge that:

a.              each Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

b.              Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

c.               a Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2.              Please note that material information is missing from the Amendment.  Please confirm supplementally that all missing information, including exhibits, will be filed by amendment prior to the effective date of the Amendment.

The Trusts confirm that all material information will be filed by amendment prior to the effective date of the Amendment.

3.              Please review the fixed income funds’ risk disclosure for consistency.  For example, the fixed income funds’ principal risks include “Fixed Income Market Risk,” without reference to or inclusion of “Debt Securities Risk.” If these two risks are equivalent, please clarify that in the disclosure.

The Trusts will add “Debt Securities Risks” to each of the fixed income funds’ risk disclosure.

4.              Please add “Debt Securities Risk” as a principal risk of each Fund that invests in debt securities as part of its principal investment strategies (e.g., Schroder Global Multi-Asset Income Fund, Schroder Broad Tax-Aware Value Bond Fund, Schroder Emerging Markets Multi-Sector Bond Fund, Schroder Global Strategic Bond Fund and Schroder Long Duration Investment-Grade Bond Fund).

The Trusts will make the requested change.

5.              Please review “Debt Securities Risk” in each Fund’s summary section, as applicable, and confirm that quoted terms are defined within that summary section.

The Trusts will review the disclosure and make the requested change.

6.              For all Funds investing in derivatives, please review each Fund’s principal investment strategies and principal risks disclosures to ensure that the information is not generic or standardized.  Please also review the disclosure to confirm that it describes (i) the actual derivative instruments that each Fund intends to use to achieve its investment objective and (ii) the principal risks associated with such instruments.  See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2013 and Division of Investment Management, IM Guidance Update, No. 2013-05 (July 2013) (together, the “SEC Guidance”).  Please confirm supplementally to the staff that each type of instrument named in the derivatives risk disclosure is consistent with the corresponding investment strategies of the relevant Fund.

The Trusts have reviewed the Funds’ disclosure and respectfully submit that the disclosures in the Funds’ prospectus and SAI are appropriate in light of the SEC Guidance.

7.              For all Funds that are not “new funds” as defined in Form N-1A, please remove the footnote to “Other Expenses” in the Annual Fund Operating Expenses table stating “[b]ased on estimated amounts for the current fiscal year.”

The Trusts will make the requested change.

8.              With respect to “global” in a Fund’s name, the staff’s position is that funds with “global” in their names should expressly describe that they “will invest their assets in investments that are tied economically to a number of countries throughout the world.”  For example, a fund may disclose that it may invest under normal market conditions at least 40% of its assets outside the U.S. or that it may invest primarily in non-U.S. securities.  Please enhance the disclosure consistent with the staff’s guidance.

The existing disclosures for each of these Funds is intended to convey to investors that the Fund invests in various countries around the world in seeking to achieve its investment objective.  However, the disclosure for each of the Funds will be revised to include the following sentence:

“The Fund will normally hold investments in a number of different countries around the world.”

9.              The section “Principal Investment Strategies” for Schroder Global Multi-Cap Equity Fund states, “[t]he notional value of the Fund’s investments in derivatives or other synthetic instruments described below that provide exposure comparable, in the judgment of the sub-adviser, to investments in equity securities may be counted toward satisfaction of this 80% policy.” Please explain supplementally why it is appropriate to use notional value instead of mark-to-market for purposes of the 80% test.

Schroder Global Multi-Cap Equity Fund intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act.  For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of the 80% test.  We respectfully submit that such treatment is consistent with the staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

10.       The section “Principal Investment Strategies” for Schroder International Alpha Fund states, “[t]he Fund may also invest in closed-end funds or exchange-traded funds, and may use options, futures contracts, and other derivative instruments in an attempt to add incremental return (sometimes referred to as “alpha”) over the Fund’s benchmark index.” The staff’s understanding of “alpha” is that it refers to incremental returns without incurring more risk.  Please clarify this point in the disclosure.

The disclosure will be revised as follows:

“The Fund may also invest in closed-end funds or exchange-traded funds, and may use options, futures contracts, and other derivative instruments ~~in an attempt to add incremental return (sometimes referred to as “alpha”)~~.  “Alpha” in the Fund’s name refers to the potential for the Fund’s portfolio to achieve risk-adjusted returns over the Fund’s benchmark index.”

11.       The parenthetical in footnote 1 to the Annual Fund Operating Expenses table for Schroder North American Equity Fund states, “(e.g., indirect Other Expenses and/or Acquired Fund Fees and Expenses).” Please clarify in the footnote what expenses constitute “indirect Other Expenses” and how they differ from “Other Expenses” already disclosed in the table.

Footnote 1 to the Annual Fund Operating Expenses table for Schroder North American Equity Fund has been removed.

12.       Please consider whether emerging market risk is a principal risk of Schroder North American Equity Fund.  For example, consider whether the Fund invests in equity securities of companies organized and principally traded in, or with their principal places of business and principally traded in, areas north of the Panama Canal.

Although Schroder North American Equity Fund has the ability to invest anywhere in North America, the large majority of the Fund’s assets have historically been invested in issuers in the United States and Canada.  The Fund’s adviser does not currently believe that the likely percentage of the Fund’s assets that might be invested in emerging market countries in the foreseeable would justify identification of emerging market risk as a principal risk of the Fund.

13.       The section “Principal Investment Strategies” for Schroder North American Equity Fund states, “[t]he Fund’s portfolio may include large, well-known companies as well as smaller, less-closely followed companies, including micro-cap companies.”  In light of the Fund’s investments in micro-cap companies, please explain why the S&P 500 is an appropriate benchmark for the Fund.

The large majority of Schroder North American Equity Fund’s portfolio holdings have historically been large capitalization companies and are likely to be large capitalization companies for the foreseeable future.  For that reason, the Fund’s sub-adviser has determined that the S&P 500 index is an appropriate benchmark index for the Fund, notwithstanding that the Fund reserves the flexibility to purchase small-capitalization stocks.

14.       The section “Principal Investment Strategies” for Schroder U.S. Small and Mid Cap Opportunities Fund states, “[t]he Fund normally invests at least 80% of its net assets in securities of companies considered by the Fund’s adviser at the time to be small or mid cap companies located in the United States.” Please specify the type of securities in which the Fund normally invests (e.g., equity securities).

The disclosure will be revised as follows:

“The Fund normally invests principally in equity securities and will normally invest at least 80% of its net assets in securities of companies considered by the Fund’s adviser at the time to be small or mid cap companies located in the United States.”

15.       The section “Principal Investment Strategies” for Schroder Global Multi-Asset Income Fund states, “[t]he portfolio is not managed with reference to a specified benchmark.”  Please explain supplementally to the staff which broad-based securities market index will be used to measure performance.

Schroder Global Multi-Asset Income Fund’s performance will be measured against a custom blended index, which consists of JPM Global Aggregate Bond Index — Total Return Unhedged USD (JGAGGUSD Index) (70%) and the MSCI AC World Daily Total Return Net USD Index (NDUEACWF Index) (30%).

16.       The section “Principal Investment Strategies” for Schroder Emerging Markets Multi-Sector Bond Fund states, “[e]merging market countries include countries that the Fund’s adviser considers to be emerging market countries based on its evaluation of their level of economic development or their size and experience of their securities markets.” Please clarify what is meant by “emerging market countries.”

We respectfully direct the staff’s attention to the following disclosure in the “Principal Investment Strategies” section for Schroder Emerging Markets Multi-Sector Bond Fund under “Principal Investment Strategies of and Additional Performance Information about the Funds”:

“Countries considered by the Fund’s adviser not to be emerging market countries include: the United States, Canada, the United Kingdom, Denmark, Sweden, Norway, Switzerland, Japan, Australia, New Zealand, and all countries within the Euro zone.”

17.       The section “Principal Investment Strategies” for Schroder Global Strategic Bond Fund states, “the portfolio is not managed with reference to a specified benchmark.”  Please explain supplementally to the staff which broad-based securities market index will be used to measure performance.

Schroder Global Strategic Bond Fund’s performance will be measured against the 3-Month USD Fixed LIBOR.

18.       The section “Principal Investment Strategies” for Schroder Long Duration Investment-Grade Bond Fund states, “[s]ince Schroders believes tax-exempt municipal bond prices are less sensitive to changes in the general level of interest rates than taxable securities, if any tax-exempt municipal bonds are held in the benchmark or the Fund, Schroders adjusts their duration by multiplying by a factor of 0.7.” Please explain supplementally to the staff the purpose of the 0.7 factor.

As the prospectus notes, the Fund’s adviser seeks to maintain an effective portfolio duration for the Fund that is within +/- 1 year of the duration of the Fund’s benchmark, the Barclays U.S. Long Government/Credit Bond Index (the “Index”).  The adviser’s intention is to provide investors an idea of the interest rate sensitivity of the Fund’s portfolio compared to the Index.  However, tax-exempt municipal bonds, a component of the Fund’s portfolio, are not represented in the Index, and the adviser considers that class of bonds to experience less sensitivity to interest rate changes than the bonds comprising the Index.  As a result, for purposes of comparing the Fund’s interest rate sensitivity to that of the Index, the adviser reduces the duration of the tax-exempt municipal bonds in the Fund’s portfolio in order to reflect the lower interest rate sensitivity of those bonds.

19.       Under “Interest Rate Risk” in the summary section for Schroder Long Duration Investment-Grade Bond Fund, please explain that investments with long durations are more susceptible to interest rate risk.

The following language will be added to “Interest Rate Risk” for Schroder Long Duration Investment-Grade Bond Fund:

“Generally, the longer a debt security’s duration, the greater its price sensitivity to a change in interest rates.”

20.       The section “Principal Investment Strategies” for Schroder Total Return Fixed Income Bond Fund states, “[t]he Fund invests in securities that pay interest at fixed, floating or variable rates.” Please explain supplementally to the staff whether floating and variable rate securities are considered “fixed income securities” for purposes of the Fund’s 80% test.

We believe that the term “fixed-income obligation” is commonly understood to be synonymous with “debt,” “bonds,” and other income-producing instruments and therefore is consistent with the “plain English” requirements of Rule 421 under the Securities Act of 1933, as amended.  Furthermore, we believe the term is commonly understood by investors, as evidenced by its frequent usage by other registrants to indicate debt and income-producing instruments of any kind, including instruments with variable and floating rates of interest.  Accordingly, floating and variable rate securities may be considered “fixed income securities” for purposes of the Fund’s 80% test.

21.       The section “Principal Investment Strategies” for Schroder Absolute Return EMD and Currency Fund states, “debt securities of companies organized in emerging market countries or that the Fund’s sub-adviser determines to have at least 50% of their assets in one or more emerging market countries or to derive at least 50% of their revenues or profits from one or more emerging market countries.”  Please clarify what the sub-adviser considers to be an “emerging market country.”

We respectfully direct the staff’s attention to the following disclosure in the “Principal Investment Strategies” section for Schroder Absolute Return EMD and Currency under “Principal Investment Strategies of and Additional Performance Information about the Funds”:

“Emerging market countries include countries that are designated as emerging market countries in Bank of America Merrill Lynch’s “Size and Structure of Emerging Market Debt Report” or that the Fund’s sub-adviser considers to be emerging market countries based on its evaluation of their level of economic development or their size and experience of their securities markets.  Countries considered by the Fund’s sub-adviser not to be emerging market countries include: the United States, Canada, the United Kingdom, Denmark, Sweden, Norway, Switzerland, Japan, Australia, New Zealand, and all countries within the Euro zone.”

22.       The benchmark included in the Average Annual Total Returns table for Schroder Absolute Return EMD and Currency Fund is BBA LIBOR USD 3 Month Index.  Please (1) affirm supplementally to the staff that this is in fact an index, (2) clarify and update the disclosure to reflect that BBA is no longer running this index and (3) explain supplementally to the staff why this benchmark is appropriate for the Fund when the Fund’s principal investment strategies include investments in fixed income securities of unspecified duration and non-U.S. dollar denominated securities.

The name of the benchmark included in the Average Annual Total Returns table has been revised to refer to “3-Month USD Fixed LIBOR.”

The Fund’s name and investment objective make clear that the Fund is managed to achieve a positive absolute return.  The Fund’s sub-adviser does not manage the Fund by reference to, or otherwise necessarily to achieve a return that compares favorably with, an index of securities.  For that reason, the sub-adviser considers that a short-term bond index (representing an opportunity cost of the investment in the Fund) is an appropriate index to measure the Fund’s performance.

23.       Please update the information under “Management of the Funds” for the 2014 fiscal year.

The Trusts will make the requested change.

24.       The sixth paragraph under “Management of the Funds” states, “[a] discussion regarding the basis for the Trustees’ approval of the investment management agreements for Schroder Broad Tax-Aware Value Bond Fund and Schroder Long Duration Investment-Grade Bond Fund is available in both Funds’ annual reports to shareholders for the fiscal period ended July 31, 2013.” Please update the reference to July 31, 2014.

The disclosure will be updated to cite the most recently filed annual report.

25.       Under “Fiscal Year End” the Trusts disclose that the Funds’ fiscal year ends on October 31.  Please confirm supplementally to staff that this is correct and explain why certain information for certain Funds is provided as of July 31.

We respectfully submit that Schroder Broad Tax-Aware Value Bond Fund and Schroder Long Duration Investment-Grade Bond Fund changed their fiscal year ends from July 31 to October 31, effective August 31, 2013.  Each Fund’s fiscal year end is now October 31.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Lindsey Coffey

Lindsey Coffey

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.

Colleen B. Meyer, Esq.